November 2, 2005


via U.S. Mail
Scott W. Smith
President and Chief Executive Officer
Ensource Energy Income Fund LP
7500 San Felipe, Suite No. 440
Houston, Texas
77063

Re:	Ensource Energy Income Fund LP
      Amendment No. 2 to Registration Statement on
      Form S-4
      File No. 333-126068
      Filed October 17, 2005

Dear Mr. Smith:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response and the revisions made in response to our prior comment 4 in our letter dated October 5, 2005. Supplement this disclosure by delineating the impact to your business plan if you are capable of only meeting the minimum tender condition (i.e. you only receive 2,950,001 depositary units in the exchange offer) and if the trustee does not agree to a second-step merger. Specify the most material aspects of your business plan that would be impacted by a failure to effect the second-step merger. For example, delineate how the business plans you have currently would change as a result of less cash available from the sale of zero coupon bonds attached to the units that were not exchanged and the problems you can reasonably anticipate relating to your inability to completely control the trust and its legacy assets. Also, we note inconsistencies in the disclosure, for example at pages 3 and 29, regarding your ability to implement your business plan if the second-step merger were not to occur. Please revise to remove any such inconsistencies. We may have further comments.


Questions and Answers About the Exchange Offer and Second-Step
Merger, page 1

"What is the Partnership`s proposed transaction?", page 1

2. We note the revisions in this section and elsewhere in the prospectus regarding the receipt of a letter from Eastern American Energy Corporation in which they assert their interpretation of how the second-step merger would impact the current gas purchase contract between Eastern American, its marketing affiliate and the trust. Please supplement the disclosure by indicating the following:
* whether the affiliate you reference is Eastern American
Marketing
Corporation; and
* the percentage of your revenues attributable to the revenues earned from the gas purchase contract.

Further, please provide a cross-reference to more detailed disclosure commencing on page 132 regarding the gas purchase contract and its material provisions. In this regard, we note that investors are not capable of reviewing an electronically filed version of the contract.
Given the materiality of the termination provisions, please ensure that the disclosure adequately and accurately summarizes the terms of the gas purchase contract.

3. Inform us of any material positive and negative impacts upon your current business plan, if any, if the merger were to occur at a subsidiary level as opposed to the originally intended partnership level merger. We may have further comments.


Summary of Exchange Offer Process and the Second-Step Merger, page
32

4. Although you have revised the disclosure in the prospectus to inform holders of withdrawn units of the steps they may take to reconstitute their units and thereby, become entitled to participate in the exchange offer and special distribution, the diagram on page
32 does not reflect this option. Please revise the flow chart accordingly.

Risk Factors, page 44

5. Assuming a subsidiary second-step merger is necessitated by virtue
of Eastern American Energy Corporation`s interpretation of the gas purchase contract, inform us of the consideration you have given to the potential for Eastern American Energy Corporation and its marketing affiliate to nonetheless terminate and/or breach the gas
purchase contract.   Advise us of why you believe this option does
not present a material risk.  We may have further comments.

The second-step merger may not be approved...," page 44

6. Please remove the mitigating language in the last sentence of the risk factor disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements of the Partnership, page 70

7. We have read your response to prior comment 13 and have further considered the propriety of including pro forma combined financial statements in your absence of having adequate access to the underlying financial records of Eastern American Natural Gas Trust.
We have concluded that, due to your inability to obtain sufficient information to properly determine pro forma adjustments that are factually supportable, as required by Regulation S-X, Rule 11-02(b)(6), you should omit the unaudited pro forma condensed combined financial statements of the partnership from your filing. Disclosure should be made indicating why you are unable to comply with the requirements of Regulation S-X, Rule 11-02. Additionally, please adjust any other disclosures that previously included information derived from your pro forma financial statements, utilizing in their place the historical information you have available, and clearly disclose why you are using the historical information and your inability to determine pro forma information.


Our Cash Distribution Policy and Restrictions on Distributions,
page
97

8. We have read the revisions you provided in response to prior comment 14, and have the following additional suggestions:

* eliminate the duplicate paragraph you have inserted on page 100;
and,

* revise the small Roman numeral references in the first paragraph on page 101, to correctly correspond to the sequence of your itemization and the items being cross referenced.

Though your revisions eliminate some of the previous inconsistencies regarding the definition of "Estimated Adjusted Consolidated
EBITDA,"
it appears that further revisions will be necessary, as follows:

* revise your discussion of "Estimated Adjusted Consolidated
EBITDA"
on page 103, specifically as it relates to including interest expense, to correspond with how you have defined it on page 104;

* revise disclosures throughout the filing as necessary to use the entire phrase "Estimated Available Cash for 2006," when referring to such amount;

* eliminate the use of "Estimated Available Cash of the Partnership for 2006" if this is meant to be the same as "Estimated Available
Cash for 2006"; if not intended to be the same, provide a clear definition of the former to distinguish it from the latter; and,

* the "Consolidated Adjusted EBITDA for 2006" amount of $14,121 on page 106 is not mathematically consistent with the other amounts listed in the table, which sum to $14,120; if changed, please make other corresponding changes where the incorrect amount is used or affects other amounts.

Material Federal Income Tax Considerations, page 188

9. Revise to refer to material federal income tax "consequences."

10. To eliminate any potential for ambiguity, plainly state counsel`s basic opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference to your reliance on that opinion at page 192.

11. You indicate at page 203 that counsel is unable to opine on your method of making allocations because "use of this method may not be permitted under existing Treasury regulations." In light of counsel`s non-opinion in these circumstances, explain in necessary detail how your management became comfortable in deciding to make allocations in this manner. Also explain further the nature of counsel`s uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.

12. Similarly, revise to explain why counsel indicates at page 204 that it is "unable to opine on the validity of any of these positions." We may have additional comments.

Financial Statements, page F-1

13. Tell us the reasons you have retained the unaudited financial statements of Ensource Energy Income Fund LP, beginning on page F-37, covering the period ended June 30, 2005, since you have also filed the more current audited financial statements for this entity, through September 30, 2005 and encompassing the inception-to-date period.

Exhibit 99.1
14. We note your request that the security holder acknowledge that they have "reviewed" the Prospectus and this Letter of Transmittal.
See also your request that the security holder acknowledge that they have "read" the Instructions. It is not appropriate to require security holders to attest to the fact that they have "reviewed" or
"read" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials.

Draft Schedule TO
15. We note your indication on page 92 of the Form S-4 that your General Partner has received commitments from you and its limited partners for investments in order to finance the offer. In light of this arrangement, tell us why you have not included your General Partner as a bidder in connection with the exchange offer. Please refer to Section II.D.2 of the Current Issues and Rulemaking Projects
Outline (Nov. 14, 2000). Alternatively, please revise to include the
General Partner as a filing person.

Item 1. Summary Term Sheet, page 3

16. Your reference to Section 412(d) of the Securities Act of 1933 is unclear. If you mean to refer to Rule 421(d), please revise to clarify.

Item 6. Purposes of the Transaction and Plans or Proposals, page 4

17. Please include information responsive to the requirements of Item
1006 (c)(3) in the Schedule TO by delineating or incorporating by reference the information contained in the prospectus in the section entitled "Our Cash Distribution Policy and Restrictions on Distributions."

Item 10. Financial Statements, page 5

18. In light of our comments regarding the appropriateness of the financial statements included in the prospectus, please make corresponding changes to the financial information you incorporate by reference from the prospectus in the Schedule TO.

Item 12. Exhibits

19. Please revise your descriptions here and in the list of exhibits to be more specific in referring to the documents you have incorporated by reference. For example, please clarify your reference to "Prospectus" in exhibit (a)(4) to refer to the date filed and file number associated with the Form S-4 in which this prospectus is contained. Further, in all of the other descriptions of exhibits, please refer readers to the Exhibit numbers of the Form
S-4 so that it is clear where this information can be found.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Donald Delaney at (202) 551-3863 or in his absence, Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757, or me at
(202) 551-3745 with any other questions.






Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	G. Michael O`Leary, Esq.
	Andrews Kurth LLP
	(713) 220-4285 (fax)



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Mr. Smith
Ensource Energy Income Fund LP
November 2, 2005
page 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010